UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):                                    N/A

PARKWAY PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

| Maryland | 1-11533 | 74-2123597 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (IRS Employer Identification Number) |

One Jackson Place Suite 1000
188 East Capitol Street
P. O. Box 24647
Jackson, Mississippi  39225-4647
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code                (601) 948-4091

(Former name, former address and former fiscal year, if changed since last report)

**FORM 8-K**

**PARKWAY PROPERTIES, INC.**

**Item 5. Other Events.**

On November 24, 2003, Parkway Properties, Inc. ("Parkway") purchased Carmel Crossing, a 324,000 square foot, three-building office campus in Charlotte, North Carolina from an unrelated party.  The property was acquired for $41 million plus $1.5 million in closing costs and anticipated capital expenditures and leasing commissions during the first two years of ownership.  The purchase was funded with proceeds from joint venture asset sales earlier in 2003.  Carmel Crossing is situated on 26 acres with 1,458 surface parking spaces.  The buildings were constructed in 1990, 1997 and 1998 and are currently 90% leased to 41 customers, with four customers, Travelers Insurance, the GSA, United Mortgage and Wells Fargo occupying approximately 55% of the properties.

On April 2, 2004, Parkway purchased Capital City Plaza, a 410,000 square foot office building in the Buckhead submarket of Atlanta, Georgia from an unrelated party.  Parkway acquired Capital City Plaza for a purchase price of $76.3 million plus $2.3 million in closing costs and anticipated capital expenditures and leasing commissions during the first two years of ownership.  The purchase was funded with Parkway's existing lines of credit, assumption of an existing first mortgage of approximately $44 million and the issuance of $15.5 million in preferred membership interests to the seller.  The mortgage matures in August 2008 and bears interest at 6.75%.  In accordance with generally accepted accounting principles, the mortgage will be recorded at approximately $49 million to reflect the fair value of the financial instrument based on the rate of 3.7% on the date of purchase.  The preferred membership interests pay the seller a 7% coupon rate and were issued to accommodate their tax planning needs.  The seller has the right to redeem $5.5 million of the membership interests within six months of closing and $10 million of the membership interests within nine months of closing.  Parkway has the right to retire the preferred interest 40 months after closing.

The Capital City Plaza also includes an adjoining five-story parking garage containing 726 spaces, a surface parking lot containing 81 parking spaces and rights to an adjacent lot containing 349 parking spaces.  The property is currently 92% leased to multiple customers, with three customers, Blue Cross Blue Shield of Georgia, Industrial Logic and Jefferson Pilot, occupying approximately 75% of the property.

**Item 7.  Financial Statements and Exhibits.**

(a)  Financial Statements

The following audited financial statement of Carmel Crossing for the year ended December 31, 2002 is attached hereto.  Also included is the unaudited financial statement for the nine months ended September 30, 2003:

|                                                                        | Page |
|------------------------------------------------------------------------|------|
| Report of Independent Auditors                                         | 4    |
| Statements of Rental Revenues and Direct Operating Expenses            | 5    |
| Notes to Statements of Rental Revenues and Direct Operating Expenses   | 6    |

The following audited financial statement of the Capital City Plaza for the year ended December 31, 2003 is attached hereto.  Also included is the unaudited financial statement for the three months ended March 31, 2004:

|                                                                        | Page |
|------------------------------------------------------------------------|------|
| Report of Independent Auditors                                         | 8    |
| Statements of Rental Revenues and Direct Operating Expenses            | 9    |
| Notes to Statements of Rental Revenues and Direct Operating Expenses   | 10   |

(b)  Pro Forma Consolidated Financial Statements

The following unaudited Pro Forma Consolidated Financial Statements of Parkway for the year ended December 31, 2002 and the nine months ended September 30, 2003 are attached hereto:

|                                                                                                     | Page |
|-----------------------------------------------------------------------------------------------------|------|
| Pro Forma Consolidated Financial Statements (Unaudited)                                             | 12   |
| Pro Forma Consolidated Balance Sheet (Unaudited) - As of September 30, 2003                         | 13   |
| Pro Forma Consolidated Statement of Income (Unaudited) - For the Year Ended December 31, 2002       | 14   |
| Pro Forma Consolidated Statement of Income (Unaudited) - For the Nine Months Ended September 30, 2003 | 15   |
| Notes to Pro Forma Consolidated Financial Statements (Unaudited)                                    | 16   |

The following unaudited Pro Forma Consolidated Financial Statements of Parkway for the year ended December 31, 2003 and the three months ended March 31, 2004 are attached hereto:

|                                                                                               | Page |
|-----------------------------------------------------------------------------------------------|------|
| Pro Forma Consolidated Financial Statements (Unaudited)                                       | 19   |
| Pro Forma Consolidated Balance Sheet (Unaudited) - As of March 31, 2004                       | 20   |
| Pro Forma Consolidated Statement of Income (Unaudited) - For the Year Ended December 31, 2003 | 21   |
| Pro Forma Consolidated Statement of Income (Unaudited) - For the Three Months Ended March 31, 2004 | 22   |
| Notes to Pro Forma Consolidated Financial Statements (Unaudited)                              | 23   |

(c)  Exhibits
(23.1)  Consent of Ernst & Young LLP
(23.2)  Consent of Ernst & Young LLP

# Report of Independent Auditors

The Board of Directors
Parkway Properties, Inc.

We have audited the accompanying statement of rental revenues and direct operating expenses of Carmel Crossing for the year ended December 31, 2002. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of rental revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the basis of accounting and accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, for inclusion in a Form 8-K of Parkway Properties, Inc. and are not intended to be a complete presentation of Carmel Crossing's revenues and expenses.

In our opinion, the statement of rental revenue and direct operating expenses referred to above presents fairly, in all material respects, the rental revenues and direct operating expenses described in Note 2 of Carmel Crossing for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

*Ernst & Young LLP*

New Orleans, Louisiana
May 14, 2004

# Carmel Crossing

## Statements of Rental Revenues
## and Direct Operating Expenses
(in thousands)

|  | Year Ended December 31, 2002 | Nine Months Ended September 30, 2003 |
|---|---|---|
|  |  | (unaudited) |
| Rental revenues: |  |  |
| Minimum rents | $ 4,905 | $ 4,045 |
| Reimbursed charges | 94 | 15 |
| Other income | 76 | 33 |
|  | 5,075 | 4,093 |
|  |  |  |
| Direct operating expenses: |  |  |
| Administrative and miscellaneous expenses | 81 | 24 |
| Salaries and wages | 107 | 101 |
| Utilities | 392 | 310 |
| Janitorial services and supplies | 226 | 166 |
| Maintenance services and supplies | 230 | 181 |
| Security | 41 | 27 |
| Management fees | 194 | 165 |
| Real estate taxes | 444 | 350 |
|  | 1,715 | 1,324 |
| Excess of rental revenues over direct operating expenses | $ 3,360 | $ 2,769 |

*See report of independent auditors and accompanying notes.*

**Notes to Statements of Rental Revenues
and Direct Operating Expenses**

**December 31, 2002 and September 30, 2003**

1. **Organization and Significant Accounting Policies**

**Description of Property**

On November 24, 2003, Parkway Properties, Inc. ("Parkway") purchased the fee simple interest in Carmel Crossing, a three-building office campus located at the intersection of Carmel Road and Highway 51 in Charlotte, North Carolina from an unrelated party. Carmel Crossing contains approximately 324,000 (unaudited) net rentable square feet of office space on 26 acres with 1,458 surface parking spaces.

**Management's Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Rental Revenue**

Minimum rents from leases are accounted for ratably over the term of each lease. Tenant reimbursements are recognized as revenue as the applicable services are rendered or expenses incurred.

The future minimum rents for Carmel Crossing's non-cancelable operating leases at December 31, 2002 are as follows (in thousands):

| Year | Amount |
|------|--------|
| 2003 | $ 2,638 |
| 2004 | 4,630 |
| 2005 | 3,678 |
| 2006 | 2,817 |
| 2007 | 2,643 |
| Thereafter | 2,892 |
| | $19,298 |

The above amounts do not include tenant reimbursements for utilities, taxes, insurance and common area maintenance.

*See report of independent auditors.*

As of December 31, 2002, Carmel Crossing had four tenants that occupied approximately 51% of the office space, Travelers Insurance, the GSA, United Mortgage and Wells Fargo.

## 2.   Basis of Accounting

The accompanying statements of rental revenues and direct operating expenses are presented on the accrual basis.  The statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain expenses not comparable to the future operations of Carmel Crossing such as depreciation and mortgage interest expense.  Management is not aware of any material factors relating to Carmel Crossing that would cause the reported financial information not to be necessarily indicative of future operating results.

## 3.   Management Fees

Management fees of approximately 3% of revenues received from the operations of Carmel Crossing were paid to an unrelated management company.

*See report of independent auditors.*

# Report of Independent Auditors

The Board of Directors
Parkway Properties, Inc.

We have audited the accompanying statement of rental revenues and direct operating expenses of Capital City Plaza for the year ended December 31, 2003. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of rental revenues and direct operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the basis of accounting and accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, for inclusion in a Form 8-K of Parkway Properties, Inc. and are not intended to be a complete presentation of Capital City Plaza's revenues and expenses.

In our opinion, the statement of rental revenue and direct operating expenses referred to above presents fairly, in all material respects, the rental revenues and direct operating expenses described in Note 2 of Capital City Plaza for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Philadelphia, Pennsylvania
February 2, 2004

# Capital City Plaza

## Statements of Rental Revenues
## and Direct Operating Expenses
(in thousands)

| | Year Ended December 31, 2003 | Three Months Ended March 31, 2004 |
|---|---|---|
| | | (unaudited) |
| Rental revenues: | | |
|   Minimum rents | $ 5,449 | $ 1,288 |
|   Reimbursed charges | 2,754 | 607 |
|   Other income | 307 | 78 |
| | 8,510 | 1,973 |
| | | |
| Direct operating expenses: | | |
|   Administrative and miscellaneous expenses | 510 | 112 |
|   Salaries and wages | 158 | 46 |
|   Utilities | 692 | 173 |
|   Janitorial services and supplies | 390 | 100 |
|   Operating and maintenance costs | 840 | 136 |
|   Security | 293 | 85 |
|   Management fees | 275 | 44 |
|   Real estate taxes | 1,028 | 269 |
| | 4,186 | 965 |
| Excess of rental revenues over direct operating expenses | $ 4,324 | $ 1,008 |

*See report of independent auditors and accompanying notes.*

# Capital City Plaza

## Notes to Statements of Rental Revenues
## and Direct Operating Expenses

## December 31, 2003 and March 31, 2004

### 1. Organization and Significant Accounting Policies

**Description of Property**

On April 2, 2004, Parkway Properties, Inc. ("Parkway") purchased the Capital City Plaza, a 17-story office building in the Buckhead submarket of Atlanta, Georgia from an unrelated party. Capital City Plaza contains approximately 410,000 (unaudited) net rentable square feet of office space. The acquisition also includes an adjoining five-story parking garage containing 726 spaces, a surface parking lot containing 81 parking spaces and rights to an adjacent lot containing 349 parking spaces.

**Management's Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Rental Revenue**

Minimum rents from leases are accounted for ratably over the term of each lease. Tenant reimbursements are recognized as revenue as the applicable services are rendered or expenses incurred.

The future minimum rents for Capital City Plaza's non-cancelable operating leases at December 31, 2003 are as follows (in thousands):

| Year | Amount |
|------|--------|
| 2004 | $ 6,560 |
| 2005 | 7,597 |
| 2006 | 6,935 |
| 2007 | 6,813 |
| 2008 | 6,686 |
| Thereafter | 39,218 |
| | $73,809 |

The above amounts do not include tenant reimbursements for utilities, taxes, insurance and common area maintenance.

*See report of independent auditors.*

As of December 31, 2003, Capital City Plaza had three tenants that occupied approximately 75% of the office space, Blue Cross Blue Shield of Georgia, Industrial Logic and Jefferson Pilot.

## 2. Basis of Accounting

The accompanying statements of rental revenues and direct operating expenses are presented on the accrual basis. The statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain expenses not comparable to the future operations of Capital City Plaza such as depreciation and mortgage interest expense. Management is not aware of any material factors relating to Capital City Plaza that would cause the reported financial information not to be necessarily indicative of future operating results.

## 3. Management Fees

Management fees of approximately 3% of revenues received from the operations of Capital City Plaza were paid to an unrelated management company.

*See report of independent auditors.*

# PARKWAY PROPERTIES, INC.

## Pro Forma Consolidated Financial Statements
(Unaudited)


The following unaudited pro forma consolidated balance sheet as of September 30, 2003 and pro forma consolidated statements of income of Parkway Properties, Inc. ("Parkway") for the year ended December 31, 2002 and nine months ended September 30, 2003 give effect to the purchases by Parkway of certain properties listed below for the periods stated.  The pro forma consolidated financial statements have been prepared by management of Parkway based upon the historical financial statements of Parkway and the adjustments and assumptions in the accompanying notes to the pro forma consolidated financial statements.

The pro forma consolidated balance sheet sets forth the effect of Parkway's purchase of the Carmel Crossing office campus as if it had been consummated on September 30, 2003.

The pro forma consolidated statements of income set forth the effects of Parkway's purchases of the buildings listed below as if each had been consummated on January 1, 2002.

| Building | Date of Purchase |
| --- | --- |
| Citrus Center | 02/11/03 |
| Peachtree Dunwoody Pavilion | 08/28/03 |
| Wells Fargo Building | 09/12/03 |
| Carmel Crossing | 11/24/03 |

In addition to the purchases listed above, the pro forma consolidated statement of income sets forth the effect of the sale of 690,000 shares of common stock on March 24, 2003 and the sale of the BB&T Financial Center on August 1, 2003 as if these transactions had occurred on January 1, 2002.

These pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the transactions had occurred on the dates indicated or which may be obtained in the future.  The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes of Parkway included in its annual report on Form 10-K for the year ended December 31, 2003.

**PARKWAY PROPERTIES, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED BALANCE SHEET**
**September 30, 2003**
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (1) | Parkway Pro Forma |
|---|---|---|---|
| | | (In thousands) | |
| **Assets** | | | |
| Real estate related investments: | | | |
| Office and parking properties | $ 807,295 | $ 40,950 | $ 848,245 |
| Accumulated depreciation | (109,199) | - | (109,199) |
| | 698,096 | $ 40,950 | 739,046 |
| Land held for sale | 3,528 | - | 3,528 |
| Note receivable from Moore Building Associates LP | 5,996 | - | 5,996 |
| Mortgage loans | 863 | - | 863 |
| Investment in unconsolidated joint ventures | 20,267 | - | 20,267 |
| | 728,750 | $ 40,950 | 769,700 |
| Interest, rents receivable and other assets | 32,338 | - | 32,338 |
| Cash and cash equivalents | 2,924 | - | 2,924 |
| | $ 764,012 | $ 40,950 | $ 804,962 |
| **Liabilities** | | | |
| Notes payable to banks | $ 93,372 | $ 40,950 | $ 134,322 |
| Mortgage notes payable without recourse | 225,934 | | 225,934 |
| Accounts payable and other liabilities | 35,411 | - | 35,411 |
| | 354,717 | $ 40,950 | 395,667 |
| **Stockholders' Equity** | | | |
| 8.34% Series B Cumulative Convertible Preferred stock, $.001 par value, 2,142,857 shares authorized, 1,942,857 shares issued and outstanding | 68,000 | - | 68,000 |
| Series C Preferred stock, $.001 par value, 400,000 shares authorized, no shares issued | - | - | - |
| 8.00% Series D Preferred stock, $.001 par value, 2,400,000 shares authorized, issued and outstanding | 57,976 | - | 57,976 |
| Common stock, $.001 par value, 65,057,143 shares authorized, 10,783,908 shares issued and outstanding | 10 | - | 10 |
| Excess stock, $.001 par value, 30,000,000 shares authorized, no shares issued | - | - | - |
| Common stock held in trust, at cost, 128,000 shares | (4,321) | - | (4,321) |
| Additional paid-in capital | 251,716 | - | 251,716 |
| Unearned compensation | (4,592) | - | (4,592) |
| Accumulated other comprehensive loss | (51) | - | (51) |
| Retained earnings | 40,557 | - | 40,557 |
| | 409,295 | - | 409,295 |
| | $ 764,012 | $ 40,950 | $ 804,962 |

See accompanying notes

**PARKWAY PROPERTIES, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2002**
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (2) | | Parkway Pro Forma | |
|---|---|---|---|---|---|
| | | (In thousands, except per share data) | | | |
| **Revenues** | | | | | |
| Income from office and parking properties | $152,442 | $ 15,966 | (a) | $168,402 | |
| Management company income | 1,197 | 327 | (e) | 1,524 | |
| Interest on note receivable from Moore Building Associates LP | 895 | - | | 895 | |
| Incentive management fee from Moore Building Associates LP | 325 | - | | 325 | |
| Other income and deferred gains | 401 | - | | 401 | |
| Total Revenues | 155,260 | 16,287 | | 171,547 | |
| **Expenses** | | | | | |
| Office and parking properties: | | | | | |
|     Operating expense | 65,942 | 7,264 | (a) | 73,206 | |
|     Interest expense: | | | | | |
|         Contractual | 18,766 | 389 | (c) | 19,155 | |
|         Prepayment expenses | 833 | - | | 833 | |
|         Amortization of loan costs | 240 | (6) | (c) | 234 | |
|     Depreciation and amortization | 27,412 | 3,228 | (d) | 30,640 | |
| Operating expense for other real estate properties | 34 | - | | 34 | |
| Interest expense on bank notes: | | | | | |
|         Contractual | 6,055 | 1,270 | (d) | 7,325 | |
|         Amortization of loan costs | 592 | - | | 592 | |
| Management company expenses | 416 | - | | 416 | |
| General and administrative | 5,029 | 141 | (e) | 5,170 | |
| Total Expenses | 125,319 | 12,286 | | 137,605 | |
| **Income before equity in earnings, gain (loss), minority interest** | | | | | |
|    **and discontinued operations** | 29,941 | 4,001 | | 33,942 | |
| Equity in earnings of unconsolidated joint ventures | 824 | - | | 824 | |
| Gain (loss) on sale of joint venture interest and real estate | (474) | 4,195 | (e) | 3,721 | |
| Impairment loss on office property | (1,594) | - | | (1,594) | |
| Minority interest - unit holders | (2) | - | | (2) | |
| **Income before discontinued operations** | 28,695 | 8,196 | | 36,891 | |
| Discontinued operations: | | | | | |
|     Income from discontinued operations | 47 | - | | 47 | |
|     Gain on sale of real estate from discontinued operations | 770 | - | | 770 | |
| **Net income** | 29,512 | 8,196 | | 37,708 | |
| Change in market value of interest rate swap | 1,524 | - | | 1,524 | |
| **Comprehensive income** | $ 31,036 | $ 8,196 | | $ 39,232 | |
| **Net income available to common stockholders:** | | | | | |
| Net income | $ 29,512 | $ 8,196 | | $ 37,708 | |
| Dividends on preferred stock | (5,797) | - | | (5,797) | |
| Dividends on convertible preferred stock | (6,257) | - | | (6,257) | |
| **Net income available to common stockholders** | $ 17,458 | $ 8,196 | | $ 25,654 | |
| **Net income per common share:** | | | | | |
| Basic: | | | | | |
| Income before discontinued operations | $ 1.78 | - | | $ 2.48 | |
| Discontinued operations | .09 | - | | .08 | |
| Net income | $ 1.87 | - | | $ 2.56 | (4) |
| Diluted: | | | | | |
| Income before discontinued operations | $ 1.75 | - | | $ 2.44 | |
| Discontinued operations | .09 | - | | .08 | |
| Net income | $ 1.84 | - | | $ 2.52 | (4) |
| **Dividends per common share** | $ 2.56 | - | | $ 2.56 | |
| **Weighted average shares outstanding:** | | | | | |
| Basic | 9,312 | 690 | | 10,002 | (4) |
| Diluted | 9,480 | 690 | | 10,170 | (4) |

See accompanying notes.

**PARKWAY PROPERTIES, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED STATEMENT OF INCOME**
**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003**
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (2) | | Parkway Pro Forma | |
|---|---|---|---|---|---|
| | (In thousands, except per share data) | | | | |
| **Revenues** | | | | | |
| Income from office and parking properties | $ 107,107 | $ 8,075 | (b) | $115,182 | |
| Management company income | 1,688 | (115) | (e) | 1,573 | |
| Interest on note receivable from Moore Building Associates LP | 613 | - | | 613 | |
| Incentive management fee from Moore Building Associates LP | 221 | - | | 221 | |
| Other income and deferred gains | 551 | - | | 551 | |
| Total Revenues | 110,180 | 7,960 | | 118,140 | |
| **Expenses** | | | | | |
| Office and parking properties: | | | | | |
| Operating expense | 47,608 | 3,487 | (b) | 51,095 | |
| Interest expense: | | | | | |
| Contractual | 12,063 | (348) | (c) | 11,715 | |
| Amortization of loan costs | 209 | (3) | (c) | 206 | |
| Depreciation and amortization | 20,674 | 1,854 | (b) | 22,528 | |
| Operating expense for other real estate properties | 31 | - | | 31 | |
| Interest expense on bank notes: | | | | | |
| Contractual | 2,138 | 764 | (d) | 2,902 | |
| Amortization of loan costs | 428 | - | | 428 | |
| Management company expenses | 302 | - | | 302 | |
| General and administrative | 3,184 | 71 | (e) | 3,255 | |
| Total Expenses | 86,637 | 5,825 | | 92,462 | |
| **Income before equity in earnings, gain and minority interest** | 23,543 | 2,135 | | 25,678 | |
| Equity in earnings of unconsolidated joint ventures | 1,644 | - | | 1,644 | |
| Gain on sale of joint venture interest and real estate | 10,661 | (5,020) | (e) | 5,641 | |
| Minority interest - unit holders | (2) | - | | (2) | |
| **Net Income** | 35,846 | (2,885) | | 32,961 | |
| Change in market value of interest rate swap | 119 | - | | 119 | |
| **Comprehensive income** | $ 35,965 | $ (2,885) | | $ 33,080 | |
| **Net income available to common stockholders:** | | | | | |
| Net income | $ 35,846 | $ (2,885) | | $ 32,961 | |
| Original issue costs associated with redemption of preferred stock | (2,619) | - | | (2,6191) | |
| Dividends on preferred stock | (4,152) | - | | (4,152) | |
| Dividends on convertible preferred stock | (4,673) | - | | (4,673) | |
| **Net income available to common stockholders** | $ 24,402 | $ (2,885) | | $ 21,517 | |
| **Net income per common share:** | | | | | |
| Basic | $ 2.43 | | | $ 2.10 | (4) |
| Diluted | $ 2.35 | | | $ 2.06 | (4) |
| **Dividends per common share** | $ 1.95 | | | $ 1.95 | |
| **Weighted average shares outstanding:** | | | | | |
| Basic | 10,031 | 208 | | 10,239 | (4) |
| Diluted | 12,390 | (1,925) | | 10,465 | (4) |

See accompanying notes

**PARKWAY PROPERTIES, INC.**
**Notes to Pro Forma Consolidated Financial Statements**
(Unaudited)

1.     On November 24, 2003, Parkway Properties, Inc. ("Parkway") purchased Carmel Crossing, a 324,000 square foot, three-building office campus in Charlotte, North Carolina.  The property was acquired for $41 million plus $1.5 million in closing costs and anticipated capital expenditures and leasing commissions during the first two years of ownership.  The purchase was funded with our line of credit.  Carmel Crossing is situated on 26 acres with 1,458 surface parking spaces.  The buildings were constructed in 1990, 1997 and 1998 and are currently 90% leased to 41 customers, with four customers, Travelers Insurance, the GSA, United Mortgage and Wells Fargo occupying approximately 55% of the properties.

2.     The pro forma adjustments to the Consolidated Statement of Income for the year ended December 31, 2002 and nine months ended September 30, 2003 set forth the effects of Parkway's purchase of the following buildings as if they had been consummated on January 1, 2002.

| Building | Date of Purchase |
|---|---|
| Citrus Center | 02/11/03 |
| Peachtree Dunwoody Pavilion | 08/28/03 |
| Wells Fargo Building | 09/12/03 |
| Carmel Crossing | 11/24/03 |

These pro forma adjustments are detailed below for the year ended December 31, 2002 and nine months ended September 30, 2003.

The effect on income and expenses from real estate properties is as follows (in thousands):

 (a)   For the year ended December 31, 2002:

| | Revenue | Expenses | |
|---|---|---|---|
| | Income From | Real Estate Owned | |
| | Real Estate Properties | Operating Expense | Depreciation Expense |
| Citrus Center | $    6,033 | $  2,841 | $    1,038 |
| Sale of BB&T Financial Center | (4,670) | (1,586) | (739) |
| Peachtree Dunwoody Pavilion | 7,273 | 3,198 | 1,284 |
| Wells Fargo Building | 2,249 | 1,096 | 368 |
| Carmel Crossing | 5,075 | 1,715 | 1,277 |
| | $  15,960 | $  7,264 | $  3,228 |

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(b)  For the nine months ended September 30, 2003:

| | Revenue | Expenses | |
| | Income From Real Estate Properties | Real Estate Owned | |
| | | Operating Expense | Depreciation Expense |
|---|---|---|---|
| Citrus Center | $     626 | $     159 | $     193 |
| Sale of BB&T Financial Center | (2,643) | (921) | (436) |
| Peachtree Dunwoody Pavilion | 4,504 | 2,130 | 878 |
| Wells Fargo Building | 1,495 | 795 | 262 |
| Carmel Crossing | 4,093 | 1,324 | 957 |
| | $  8,075 | $  3,487 | $  1,854 |

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(c)  Pro forma interest expense on real estate owned reflects interest and loan cost amortization on non-recourse debt assumed upon purchase and the extinguishment of debt from the sale proceeds of the BB&T Financial Center as if in place January 1, 2002 and is detailed below (in thousands).

| Property/ Placement Date/Rate | Debt | Year Ended 12/31/02 | Nine Months Ended 09/30/03 |
|---|---|---|---|
| Debt assumed in Citrus Center purchase 02/03   6.00% | $   21,153 | $1,269 | $   143 |
| Proceeds from sale of BB&T Financial Center 08/03   7.30% | (11,201) | (886) | (494) |
| | $     9,952 | $  383 | $  (351) |

(d)  The pro forma effect of the Citrus Center Purchase, the Wells Fargo Building Purchase and the Carmel Crossing Purchase on interest expense on notes payable to banks was $1,270,000 for the year ended December 31, 2002 and $764,000 for the nine months ended September 30, 2003.

(e)  The pro forma effect of the sale of the BB&T Financial Center on gain on sale of real estate is an increase of $4,195,000 for the year ended December 31, 2002 and a decrease of $5,020,000 for the nine months ended September 30, 2003.  The pro forma effect of the acquisition fee earned on the sale of the BB&T Financial Center on management company income is an increase of $186,000 for the year ended December 31, 2002 and a decrease of $186,000 for the nine months ended September 30, 2003.

3.    No additional income tax expenses were provided because of the Company's net operating loss carryover and status as a REIT.

4.    Diluted net income per share for the year ended December 31, 2002 and nine months ended September 30, 2003 was $1.84 and $2.35, respectively, based on diluted weighted average shares outstanding of 9,480,000 and 12,390,000, respectively.

Pro Forma diluted net income per share for the year ended December 31, 2002 and the nine months ended September 30, 2003 reflect the sale of 690,000 shares of common stock on March 24, 2003 as if the shares had been sold on January 1, 2002 and was $2.52 and $2.06 respectively, based on pro forma diluted weighted average shares outstanding of 10,170,000 and 10,465,000 respectively.

# PARKWAY PROPERTIES, INC.

## Pro Forma Consolidated Financial Statements
(Unaudited)

The following unaudited pro forma consolidated balance sheet as of March 31, 2004 and pro forma consolidated statements of income of Parkway Properties, Inc. ("Parkway") for the year ended December 31, 2003 and three months ended March 31, 2004 give effect to the purchases by Parkway of certain properties listed below for the periods stated. The pro forma consolidated financial statements have been prepared by management of Parkway based upon the historical financial statements of Parkway and the adjustments and assumptions in the accompanying notes to the pro forma consolidated financial statements.

The pro forma consolidated balance sheet sets forth the effect of Parkway's purchase of the Capital City Plaza as if it had been consummated on March 31, 2004.

The pro forma consolidated statements of income set forth the effects of Parkway's purchases of the buildings listed below as if each had been consummated on January 1, 2003.

| Building | Date of Purchase |
|---|---|
| Maitland 200 | 01/29/04 |
| Capital City Plaza | 04/02/04 |

These pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the transactions had occurred on the dates indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes of Parkway included in its annual report on Form 10-K for the year ended December 31, 2003.

# PARKWAY PROPERTIES, INC. AND SUBSIDIARIES
## PRO FORMA CONSOLIDATED BALANCE SHEET
### March 31, 2004
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (1) (In thousands) | Parkway Pro Forma |
|---|---|---|---|
| **Assets** | | | |
| Real estate related investments: | | | |
| Office and parking properties | $ 900,928 | $ 81,711 | $ 982,639 |
| Accumulated depreciation | (124,418) | - | (124,418) |
| | 776,510 | 81,711 | 858,221 |
| Land available for sale | 3,528 | - | 3,528 |
| Investment in unconsolidated joint ventures | 20,011 | - | 20,011 |
| | 800,049 | 81,711 | 881,760 |
| Interest, rents receivable and other assets | 40,508 | - | 40,508 |
| Cash and cash equivalents | 1,681 | - | 1,681 |
| | $ 842,238 | $ 81,711 | $ 923,949 |
| **Liabilities** | | | |
| Notes payable to banks | $ 150,889 | $ 17,147 | $ 168,036 |
| Mortgage notes payable without recourse | 251,384 | 49,073 | 300,457 |
| Accounts payable and other liabilities | 28,407 | - | 28,407 |
| | 430,680 | 66,220 | 496,900 |
| **Minority Interest** | | | |
| Minority Interest – unit holders | 40 | - | 40 |
| Minority Interest – real estate partnerships | 4,015 | - | 4,015 |
| | 4,055 | - | 4,055 |
| **Stockholders' Equity** | | | |
| 8.34% Series B Cumulative Convertible Preferred stock, $.001 par value, 2,142,857 shares authorized, 1,867,857 shares issued and outstanding | 65,375 | - | 65,375 |
| Series C Preferred stock, $.001 par value, 400,000 shares authorized, no shares issued | - | - | - |
| 8.00% Series D Preferred stock, $.001 par value, 2,400,000 shares authorized, issued and outstanding | 57,976 | - | 57,976 |
| 7.00% Preferred membership interests | - | 15,491 | 15,491 |
| Common stock, $.001 par value, 65,057,143 shares authorized, 10,974,187 shares issued and outstanding | 11 | - | 11 |
| Excess stock, $.001 par value, 30,000,000 shares authorized, no shares issued | - | - | - |
| Common stock held in trust, at cost, 128,000 shares | (4,321) | - | (4,321) |
| Additional paid-in capital | 257,672 | - | 257,672 |
| Unearned compensation | (4,437) | - | (4,437) |
| Accumulated other comprehensive loss | (40) | - | (40) |
| Retained earnings | 35,267 | - | 35,267 |
| | 407,503 | 15,491 | 422,994 |
| | $ 842,238 | $ 81,711 | $ 923,949 |

See accompanying notes

**PARKWAY PROPERTIES, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2003**
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (2) | | Parkway Pro Forma |
|---|---|---|---|---|
| | (In thousands, except per share data) | | | |
| **Revenues** | | | | |
| Income from office and parking properties | $142,196 | $ 12,334 | (a) | $154,530 |
| Management company income | 2,136 | - | | 2,136 |
| Interest on note receivable from Moore Building Associates LP | 819 | - | | 819 |
| Incentive management fee from Moore Building Associates LP | 300 | - | | 300 |
| Other income and deferred gains | 599 | - | | 599 |
| Total Revenues | 146,050 | 12,334 | | 158,384 |
| **Expenses** | | | | |
| Office and parking properties: | | | | |
| Operating expense | 63,362 | 5,747 | (a) | 69,109 |
| Interest expense: | | | | |
| Contractual | 16,026 | 1,801 | (c) | 17,827 |
| Amortization of loan costs | 293 | - | | 293 |
| Depreciation and amortization | 28,030 | 2,444 | (a) | 30,474 |
| Operating expense for other real estate properties | 37 | - | | 37 |
| Interest expense on bank notes: | | | | |
| Contractual | 2,834 | 1,024 | (d) | 3,858 |
| Amortization of loan costs | 565 | - | | 565 |
| Management company expenses | 391 | - | | 391 |
| General and administrative | 4,201 | - | | 4,201 |
| Total Expenses | 115,739 | 11,016 | | 126,755 |
| **Income before equity in earnings, gain and minority interest** | 30,311 | 1,318 | | 31,629 |
| Equity in earnings of unconsolidated joint ventures | 2,212 | - | | 2,212 |
| Gain on sale of joint venture interests and real estate | 10,661 | - | | 10,661 |
| Minority interest - unit holders | (3) | - | | (3) |
| **Net income** | 43,181 | 1,318 | | 44,499 |
| Change in market value of interest rate swap | 170 | - | | 170 |
| **Comprehensive income** | $ 43,351 | $ 1,318 | | $ 44,669 |
| **Net income available to common stockholders:** | | | | |
| Net income | $ 43,181 | $ 1,318 | | $ 44,499 |
| Original issue costs associated with redemption or preferred stock | (2,619) | - | | (2,619) |
| Dividends on preferred stock | (5,352) | - | | (5,352) |
| Dividends on preferred membership interests | - | (1,084) | (e) | (1,084) |
| Dividends on convertible preferred stock | (6,091) | - | | (6,091) |
| **Net income available to common stockholders** | $ 29,119 | $ 234 | | $ 29,353 |
| **Net income per common share:** | | | | |
| Basic | $ 2.85 | - | | $ 2.87 |
| Diluted | $ 2.79 | - | | $ 2.81 |
| **Dividends per common share** | $ 2.60 | - | | $ 2.60 |
| **Weighted average shares outstanding:** | | | | |
| Basic | 10,224 | - | | 10,224 |
| Diluted | 10,453 | - | | 10,453 |

See accompanying notes.

**PARKWAY PROPERTIES, INC. AND SUBSIDIARIES**
**PRO FORMA CONSOLIDATED STATEMENT OF INCOME**
**FOR THE THREE MONTHS ENDED MARCH 31, 2004**
(Unaudited)

| | Parkway Historical | Pro Forma Adjustments (2) | | Parkway Pro Forma |
|---|---|---|---|---|
| | (In thousands, except per share data) | | | |
| **Revenues** | | | | |
| Income from office and parking properties | $ 36,907 | $ 2,258 | (b) | $ 39,165 |
| Management company income | 406 | - | | 406 |
| Other income and deferred gains | 14 | - | | 14 |
| Total Revenues | 37,327 | 2,258 | | 39,585 |
| **Expenses** | | | | |
| Office and parking properties: | | | | |
| Operating expense | 17,569 | 1,082 | (b) | 18,651 |
| Interest expense: | | | | |
| Contractual | 4,512 | 450 | (c) | 4,962 |
| Prepayment expenses | 271 | - | | 271 |
| Amortization of loan costs | 89 | - | | 89 |
| Depreciation and amortization | 7,629 | 508 | (b) | 8,137 |
| Operating expense for other real estate properties | 10 | - | | 10 |
| Interest expense on bank notes: | | | | |
| Contractual | 834 | 149 | (d) | 983 |
| Amortization of loan costs | 112 | - | | 112 |
| Management company expenses | 76 | - | | 76 |
| General and administrative | 1,034 | - | | 1,034 |
| Total Expenses | 32,136 | 2,189 | | 34,325 |
| **Income before equity in earnings, gain and minority interest** | 5,191 | 69 | | 5,260 |
| Equity in earnings of unconsolidated joint ventures | 743 | - | | 743 |
| Gain on note receivable | 774 | - | | 774 |
| Minority interest - real estate partnerships | 22 | - | | 22 |
| **Net Income** | 6,730 | 69 | | 6,799 |
| Change in market value of interest rate swap | (40) | - | | (40) |
| **Comprehensive income** | $ 6,690 | $ 69 | | $ 6,759 |
| **Net income available to common stockholders:** | | | | |
| Net income | $ 6,730 | $ 69 | | $ 6,799 |
| Dividends on preferred stock | (1,200) | - | | (1,471) |
| Dividends on preferred membership interests | - | (271) | (e) | (271) |
| Dividends on convertible preferred stock | (1,409) | - | | (1,409) |
| **Net income available to common stockholders** | $ 4,121 | $ (202) | | $ 3,919 |
| **Net income per common share:** | | | | |
| Basic | $ 0.38 | - | | $ 0.36 |
| Diluted | $ 0.37 | - | | $ 0.35 |
| **Dividends per common share** | $ 0.65 | - | | $ 0.65 |
| **Weighted average shares outstanding:** | | | | |
| Basic | 10,864 | - | | 10,864 |
| Diluted | 11,095 | - | | 11,095 |

See accompanying notes

## PARKWAY PROPERTIES, INC.
### Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

1.    On April 2, 2004, Parkway Properties, Inc. ("Parkway") purchased Capital City Plaza, a 410,000 square foot office building in the Buckhead submarket of Atlanta, Georgia from an unrelated party.  Parkway acquired Capital City Plaza for a purchase price of $76.3 million plus $2.3 million in closing costs and anticipated capital expenditures and leasing commissions during the first two years of ownership.  The purchase was funded with Parkway's existing lines of credit, assumption of an existing first mortgage of approximately $44 million and the issuance of $15.5 million in preferred membership interests to the seller.  The mortgage matures in August 2008 and bears interest at 6.75%.  In accordance with generally accepted accounting principles, the mortgage will be recorded at approximately $49 million to reflect the fair value of the financial instrument based on the rate of 3.7% on the date of purchase.  The preferred membership interests pay the seller a 7% coupon rate and were issued to accommodate their tax planning needs.  The seller has the right to redeem $5.5 million of the membership interests within six months of closing and $10 million of the membership interests within nine months of closing.  Parkway has the right to retire the preferred interest 40 months after closing.

The Capital City Plaza also includes an adjoining five-story parking garage containing 726 spaces, a surface parking lot containing 81 parking spaces and rights to an adjacent lot containing 349 parking spaces.  The property is currently 92% leased to multiple customers, with three customers, Blue Cross Blue Shield of Georgia, Industrial Logic and Jefferson Pilot, occupying approximately 75% of the property.

2.    The pro forma adjustments to the Consolidated Statement of Income for the year ended December 31, 2003 and three months ended March 31, 2004 set forth the effects of Parkway's purchase of the following buildings as if they had been consummated on January 1, 2003.

| Building | Date of Purchase |
|---|---|
| Maitland 200 | 01/29/04 |
| Capital City Plaza | 04/02/04 |

These pro forma adjustments are detailed below for the year ended December 31, 2003 and three months ended March 31, 2004

The effect on income and expenses from real estate properties is as follows (in thousands):

(a)  For the year ended December 31, 2003:

| | Revenue | Expenses | |
|---|---|---|---|
| | Income From | Real Estate Owned | |
| | Real Estate Properties | Operating Expense | Depreciation Expense |
| Maitland 200 | $ 3,824 | $ 1,561 | $ 592 |
| Capital City Plaza | 8,510 | 4,186 | 1,852 |
| | $ 12,334 | $ 5,747 | $ 2,444 |

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(b)  For the three months ended March 31, 2004:

| | Revenue | Expenses | |
| --- | --- | --- | --- |
| | Income From | Real Estate Owned | |
| | Real Estate Properties | Operating Expense | Depreciation Expense |
| Maitland 200 | $   285 | $   116 | $   45 |
| Capital City Plaza | 1,973 | 966 | 463 |
| | $ 2,258 | $ 1,082 | $ 508 |

Depreciation is provided by the straight-line method over the estimated useful life (40 years for buildings and 5 - 15 years for building improvements).

(c)  Pro forma interest expense on real estate owned reflects interest on non-recourse debt assumed upon purchase as if in place January 1, 2003 and is detailed below (in thousands).

| Property/Placement Date/Rate | Debt | Year Ended 12/31/03 | Three Months Ended 03/31/04 |
| --- | --- | --- | --- |
| Debt assumed in Capital City Plaza purchase 04/04    3.67% | $49,073 | $1,801 | $450 |

(d)  The pro forma effect of the Maitland 200 Purchase and the Capital City Plaza Purchase on interest expense on notes payable to banks was $1,024,000 for the year ended December 31, 2003 and $149,000 for the three months ended March 31, 2004.

(e)  The pro forma effect of the Capital City Plaza Purchase on dividends on preferred membership interests was $1,084,000 for the year ended December 31, 2003 and $271,000 for the three months ended March 31, 2004.

3.  No additional income tax expenses were provided because of the Company's net operating loss carryover and status as a REIT.

4.  Diluted net income per share for the year ended December 31, 2003 and three months ended March 31, 2004 was $2.79 and $.37 respectively, based on diluted weighted average shares outstanding of 10,453,000 and 11,095,000, respectively.

Pro forma diluted net income per share for the year ended December 31, 2003 and the three months ended March 31, 2004 was $2.81 and $.35, respectively, based on diluted weighted average shares outstanding of 10,453,000 and 11,095,000, respectively.

# FORM 8-K

## PARKWAY PROPERTIES, INC.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:  June 14, 2004      PARKWAY PROPERTIES, INC.


           BY:  /s/ Mandy M. Pope
              Mandy M. Pope, CPA
              Chief Accounting Officer